BY-LAWS
OF
CONCEIVEX II, INC.

ARTICLE I

Name, State of Incorporation, and Offices

1.1 **Name.** The name of the corporation shall be Conceivex II, Inc. (the "Corporation").

1.2 **State of Incorporation.** The Corporation is incorporated under the laws of the State of Michigan.

1.3 **Registered Office.** The registered office of the Corporation shall be located at the address specified in the Corporation's Articles of Incorporation, as may be amended from time to time, or at such other place within the State of Michigan as may be determined by the Board of Directors.

1.4 **Other Offices.** The business of the Corporation may be transacted at such locations other than the registered office, within or outside the State of Michigan, as the Board of Directors ("Board") may from time to time determine.

ARTICLE II

Shares of Stock

2.1 **Authorized Stock and Classes of Shares.** The Corporation shall be authorized to issue only shares of common stock. The number of authorized shares of stock are 1,000,000. The authorized shares of Common Stock are all of one class with equal voting rights and value, and with no par value.

2.2 **Initial Issuance of Shares.** The Corporation shall make an initial issuance of 1,000 shares of stock to Conceivex, Inc. in exchange for the equity contribution as memorialized in the Equity Contribution Agreement, attached as Exhibit 1 to these By-laws.

2.3 **Additional Issuance of Shares.** The Corporation may from time to time, upon affirmative vote of the Board of Directors or the Shareholders as set forth in these By-laws, distribute additional shares in exchange for consideration to the Corporation.

2.4 **Share Certificates.** The Corporation may issue shares with or without share certificates. If share certificates are issued, they shall be signed by the Chairman of the Board or by an officer of the Corporation as deisignated by the Board for that purpose. The Corporation shall be under no obligation to replace any lost or destroyed certificate; however, the holder of a certificate that has been lost or destroyed shall retain all rights and privileges of a holder of the Corporation's shares upon acceptable proof to the Corporation that the holder is the lawful holder of the shares and has not assigned the shares, rights to the shares, or granted a proxy to any other person or entity. If shares are issued without a certificate, within a reasonable time after issuance or transfer of shares without certificates, the Corporation shall send the shareholder a written statement confirming the issuance or transfer of shares without certificates. Such written statement shall include (i) the name of the Corporation and that it is formed under the laws of the State of Michigan, (ii) the name of the person to whom the shares are issued, (iii) the number and class of shares and the designation of the series, if any, (iv) that the holder of the shares is entitled to have a certificate upon written request made to the Secretary of the Corporation or its registered agent and (v) any other information required by law.

2.5 *Corporate Records and Transfer of Shares.*

(a) The Corporation shall keep records containing the names and addresses of all shareholders, the number, class, and series of shares held by each, and the date when they respectively became holders of record thereof at its registered office. The Corporation shall be entitled to treat the person in whose name any share, right, or option is registered as the owner thereof for all purposes, including voting and dividends, and shall not be bound to recognize any equitable or other claim, regardless of any notice thereof, except as may be specifically required by the laws of the State of Michigan.

(b) Capital shares of the Corporation shall be transferable only upon the books of the Corporation. Old certificates shall be surrendered to the Corporation by delivery to the person in charge of the transfer books of the Corporation, or to such other person as the Board may designate, properly endorsed for transfer and the old certificates shall be cancelled before a new certificate is issued.

(c) The Corporation is entitled to rely on the information in its records for all purposes regarding holders of record. The Board may make such rules and regulations as it deems expedient concerning the issuance, transfer, and registration of shares and regarding related record-keeping. Among other things, the Board may appoint a transfer agent and registrar of transfers, and may require all certificates of shares to bear the signature of the transfer agent and of the registrar of transfers, or as the Board of Directors may otherwise direct. The Board may also institute any restrictions on the transfer of shares as the Board deems advisable.

ARTICLE III

Rights of Shareholders

3.1 ***Voting Rights.*** Each shareholder entitled to vote at any meeting shall be entitled to one vote for each share held by such shareholder. Votes may be made in person, by proxy, or by such other method as authorized by the Board. Unless expressly stated otherwise in these By-laws or the Articles of Incorporation, any action, other than election of directors, shall be authorized by a simple majority of affirmative votes cast by shareholders. Election of directors shall comply with the Articles of Incorporation and these By-laws.

3.2 ***Quorum.*** Unless a greater or lesser quorum is provided in the Articles of Incorporation, these Bylaws or by law, the number of shares entitled to cast a majority of the votes at a meeting constitute a quorum at the meeting. If there is no quorum, the Chairman of the Board or, in the Chairman's absence, the chairman of the meeting shall have the power to cancel the meeting, hold the meeting but without taking any shareholder votes, or adjourn the meeting from time to time, not exceeding forty-five days, without notice other than announcement at the meeting, until a quorum is present.

3.3 ***Shareholder Meetings.***

(a) Annual Meeting. An annual meeting shall be held on the first Tuesday of each November at 10:00 a.m. In addition to any other matters as determined by the Board, election of directors shall occur at the annual meetings. The Board may change the date, time, and location of the annual meeting by providing notice to shareholders no less than 14 days prior to the scheduled annual meeting. In the absence of a quorum at the annual meeting, the meeting will still occur unless adjourned as set forth above, but no shareholder vote may be taken.

(b) Special Meetings. A special meeting of shareholders may be called at any time by a duly adopted resolution of the Board.

(c) Notice and Meeting Agenda. Except for regularly scheduled annual meetings, the Board shall provide notice of all rescheduled annual meetings and special meetings no later than 14 days before the date of such meeting. The Board shall provide notice to all shareholders of record as of seven days before the date of the notice (the "record date"). Only shareholders holding shares as of the record date, and continuing to hold shares as of the meeting date, shall be entitled to attend the meeting and vote shares at the meeting. The notice shall include an agenda of business to be conducted at the meeting and matters on which the shareholders may vote. The agenda need not include specific language for any resolutions to be proposed at any meeting, so long as a reasonable description of the matter under consideration is included. The notice shall be delivered in person, by overnight courier, U.S. mail, or, if consented to in writing by the shareholder, by electronic transmission such as email or facsimile. Shareholders may agree in writing to waive notice of meetings. Attendance at a meeting shall constitute a waiver of receipt of notice or any defect in the form or substance of the notice.

(d) Place and Conduct of Meetings. Except as otherwise determined by the Board and duly noticed to shareholders of record, all shareholder meetings shall occur at the Corporation's registered office. The Board may adopt rules for the conduct of shareholder meetings and the casting of votes. Unless otherwise determined by a duly adopted resolution of the Board, (a) all meetings shall be chaired by the Chairman of the Board or, in the Chairman's absence, the senior Director present at the meeting, (b) the chair of the meeting shall conduct the meeting, including the determination of rules for the meeting and the casting of votes (in compliance with these By-laws, the Articles of Incorporation, and any rules adopted by the Board), and (c) only shareholders present in person or represented in person by a duly authorized representative or proxy holder are entitled to participate in the meeting and cast votes at the meeting.

(e) Attendance by Representative or Proxy. Except as provided by law or by rules adopted by the Board, the chairman of the meeting shall determine, based on documents presented, whether any shareholder representative or proxy holder is duly authorized to cast a vote on behalf of a shareholder. A representative of a corporation, company, or other entity may establish authorization to attend the meeting and cast votes by a resolution duly adopted by such entity's board of directors, members, or the equivalent. All proxies must be in writing.

3.4 **Dividends and Share Repurchases.** All subject to compliance with the Michigan Business Corporation Act, as amended (the "Act"), the Board, in its discretion, may from time to time: (a) declare and direct payment of dividends or other distributions upon the Corporation's outstanding shares out of funds legally available for such purposes which may be payable in cash or other property permitted by law; (b) declare and direct payment of a dividend in shares of this Corporation, upon its outstanding shares; or (c) offer to repurchase a specified number of shares of the Corporation from shareholders at a price to be determined by the Board, with the condition that, if the repurchase offer is over-subscribed, the Corporation shall repurchase shares from each accepting shareholder in proportion to the number of shares held by the accepting shareholders. Unless the Board adopts and provides advance notice to shareholders of a different record date, holders of shares for purposes of this section shall be determined based on the Corporation's records as of the date any dividend or share repurchase resolution is adopted by the Board.

ARTICLE IV

Board of Directors

4.1 ***The Board.*** The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"). Except as expressly set forth in these By-Laws or the Articles of Incorporation, the Board shall be authorized and empowered to act by vote of a simple majority of Directors entitled to vote. The Directors shall select a Chairman by plurality vote. The Chairman of the Board shall conduct all meetings consistent with the Articles of Incorporation, these By-laws, and any additional rules duly adopted by the Board. In the absence of the Chairman, meetings shall be conducted by the senior Director. The Board may hold its meetings at the times and places that the Board deems appropriate. Unless otherwise determined by the Board, Directors may participate in Board meetings remotely by telephone, video-conference, or similar means.

4.2 ***Initial Board Composition and Staggered Terms.*** The initial Board shall consist of the following three Directors: 1st seat - Kurt Kramarenko, 2nd seat - Michael Rosen, and 3rd seat - Harry Cendrowski. Subject to the provisions of the Articles of Incorporation, the Directors shall serve staggered three year terms, except that the initial term of the first seat expires as of the first annual meeting that take place at least one year after incorporation, the initial term of the second seat expires at the second such annual meeting, and the initial term of the third seat expires at the third such annual meeting. After the initial terms, each Board seat term shall expire on the annual meeting date that is three years after the expiration of that Board seat's initial term.

4.3. ***Election and Renewal.*** At each annual meeting, if a quorum of shareholders is present, the shareholders may vote to remove Director holding the Board seat expiring at that meeting. Any vote to remove a Director must be made by an affirmative vote of shareholders holding a simple majority of all shares outstanding and issued irrespective of how many shares are actually voted at the meeting. If a quorum of shareholders does not attend the annual meeting, if a vote is not taken, or if a vote does not pass by a majority of all shares outstanding and issued, the Director shall continue to hold the same seat for the next three-year term, subject to the provisions of the Articles of Incorporation. If a Board seat is vacant at the annual meeting or any special meeting properly called by the Board, whether due to removal, resignation, or otherwise, the shareholders may vote to replace the Director. Any shareholder present and entitled to participate at the meeting may nominate a replacement Director. After all nominations are received, the meeting chair shall compile a list of all nominated persons, and shareholders entitled to participate at the meeting may cast votes for one person from the nomination list, with each shareholder entitled to one vote for each share held by the shareholder. To be elected, a shareholder must receive a majority of votes actually cast by shareholders. If no person receives a majority, the person(s) nominated with the lowest number of votes shall be removed from the nomination list and the voting and removal process shall be repeated until one person receives a majority of votes. In the event of a tie in voting or failure of the shareholders to replace a vacant seat for any other reason, the remaining Directors may fill the vacant seat.

4.4 **Resignation.** A Director may resign at any time by written notice to the Corporation, which resignation is effective upon its receipt by the Corporation or at a subsequent time as set forth in the notice. No Director of the Corporation may be removed except at the end of the term of the Director's Board seat or for cause as set forth in the Articles of Incorporation.

4.5 **Additional Board seats.** The Board of Directors may vote to increase the size of the Board of Directors, to fill the additional Board seats, and to set the term for each additional Board seat, not to exceed three years.

4.6 **Action Without a Meeting.** Any action required or permitted to be taken pursuant to authorization voted at a meeting of the Board of Directors, or any committee thereof, may be taken without a meeting if, before or after the action, a majority of directors then in office consent thereto in writing or by electronic transmission. The written consent shall have the same effect as a vote of the Board of Directors for all purposes.

4.7 **Compensation of Directors.** Directors may be paid their expenses, if any, of attendance at meetings of the Board. In addition thereto or in lieu thereof, as determined by resolution of the Board, a Director may be paid a fixed sum for attendance at each meeting of the Board, or may be paid a stated salary for serving as a Director as well as an additional stated salary for serving on any committee of the Board.

4.8 **Oversight of Subsidiaries.** Promptly after incorporation, the Board shall form a limited liability company and shall authorize the CEO of the Corporation to execute the License in favor the limited liability company as attached as Exhibit 2 to these By-Laws. The limited liability company shall be a fully-owned subsidiary of the Corporation. The CEO of the Corporation shall be appointed as the initial manager of the limited liability company, and the Operating Agreement shall be substantially as set forth in Exhibit 3. The CEO shall make periodic reports to the Board, and the Board shall be entitled to instruct the CEO regarding voting of the Corporation's membership interests. In the event that the Corporation subsequently holds any other interests in other corporations, companies, partnerships, trusts, or other entities, the Board reserves the right to direct the voting rights of the Corporation.

ARTICLE V

Officers

5.1 *Principal Officers.* The Board of Directors shall select and appoint an individual to serve as Chief Executive Officer ("CEO") of the Corporation with principal responsibility for the day-to-day operations of the Corporation. The CEO shall see that all orders and resolutions of the Board are carried into effect and shall have the general powers of supervision and management usually vested in the CEO of a corporation, including the authority to vote all securities of other corporations and business organizations that are held by the Corporation. The Board may also establish other principal officer positions and select individuals to serve in such other principal officer positions, including a President, Secretary, a Treasurer, a Chief Operating Officer, one or more Vice Presidents, and similar principal officers who shall be selected by the Board. The principal officers shall have the roles as assigned by the Board and shall serve at the discretion of the Board. An individual may serve in two or more roles at the same time. The Board may fix the salaries of the officers of the Corporation.

5.2 *Other Officers.* The principal officers selected by the Board, subject to any rules or requirements adopted by the Board, may appoint individuals to serve as officers subject to the direction of the principal officers, and may establish rules and requirements for such non-principal officers. The non-principal officers shall serve at the discretion of the CEO, but may be removed by action of the Board.

5.3 *Authority of the CEO.* The CEO shall have complete discretion, power and authority, subject in all cases to the other provisions of these By-Laws and the requirements of applicable law, to manage, control, administer and operate the business and affairs of the Corporation, and to make all decisions affecting such business and affairs, including, without limitation for Corporation purposes, the power to:

(i) acquire by purchase, lease or otherwise, personal property, tangible or intangible;

(ii) construct, operate, maintain, and improve any personal property;

(iii) to sell, convey, assign, or lease to any other person or entity any personal property;

(iv) maintain or improve any real estate owned or leased by the Corporation;

(v) sell, dispose, trade or exchange Corporation assets in the ordinary course of the Corporation's business;

(vi) enter into agreements and contracts and to give receipts, releases and discharges;

(vii) purchase liability insurance and other insurance to protect the Corporation's property and business;

(viii), borrow money for and on behalf of the Corporation, not to exceed $50,000.00 on any one occasion, and in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Corporation;

(ix) prepay, in whole or in part, refinance, amend, modify or extend any security agreements or mortgages that may affect any asset of the Corporation and in connection therewith, to execute for and on behalf of the Corporation and in connection therewith, any extensions, renewals or modifications of such security agreements or mortgages;

(x) execute any and all other instruments and documents that may be necessary or, in the opinion of the CEO, desirable to carry out the interest and purpose of the Corporation;

(xi) make any and all expenditures that the CEO in his or her sole discretion deems necessary or appropriate in connection with the management of the affairs of the Corporation, including, but not limited to, all legal, accounting, and other related expenses incurred in connection with the organization, financing, and operation of the Corporation;

(xii) enter into any kind of activity necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Corporation; and invest and reinvest Corporation reserves in short term instruments or money market funds.

5.4 *Authority Reserved to the Board.* Notwithstanding anything to the contrary in these By-Laws, the CEO or other officers of the Corporation shall not undertake any of the following without the approval of a majority vote of the Board of Directors:

(i) acquire real property by purchase, lease, or otherwise;

(ii) sell, convey, assign, or lease to another person or entity any real property;

(iii) any request for additional capital contributions;

(iv) the Corporation's borrowing or lending more than $50,000.00 on any one occasion or series of related occasions;

(v) the admission of additional Shareholders to the Corporation;

(vi) the termination or modification of the Equity Contribution Agreement attached as Exhibit 1 to these By-Laws or the License attached as Exhibit 2 to these By-Laws;

(vii) the sale of all or substantially all of the assets and property of the Corporation;

(viii) any merger;

(ix) any amendment or restatement of the Articles of Incorporation or these By-Laws;

(x) the filing of any bankruptcy petition or any other matter which could result in a change in the amount or character of the Corporation's capital, a change in the character of the business and affairs of the Corporation, or that would make it impossible for the Corporation to carry on its ordinary business and affairs; or

(xi) any act that would contravene any provision of the Articles of Incorporation or these By-Laws or the Michigan Business Corporation Act.

ARTICLE VI

Capital Contributions

6.1 *Initial Capital Contribution.* Concurrently with the incorporation of the Corporation, Conceivex Inc. has agreed to make the initial capital contribution as set forth in the Equity Contribution Agreement, attached as Exhibit 1 (the "Initial Capital Contribution"). In exchange for the Initial Capital Contribution, the Corporation hereby issues 1,000 shares of stock to Conceivex Inc., which shall be 100% of the initial issuance of shares of stock.

6.2 *Additional Capital Contributions.*

(a) From Shareholders. The Board may determine from time to time that additional capital contributions are needed to enable the Corporation to conduct its business and affairs. To raise additional capital, the Board may authorize the issuance of additional shares to shareholders. Notice thereof shall be given to all affected shareholders in writing at least 21 business days prior to the date on which the additional contributions are due. The notice shall describe in reasonable detail the purposes and uses of the additional capital, the amounts of additional capital required, the date by which payment is required, and the number of shares that will be issued to a shareholder in exchange for the additional capital contribution. Shareholders may make such additional contributions in the ratio of their then current ownership of shares of the Corporation. If any shareholder shall fail to make any or all of his or her additional capital contribution, the Corporation shall send written notification to each of the other shareholders. Upon receipt of such notice, the other shareholders shall have the right to make an additional capital contribution in an amount equal to the capital contribution not made by the non-contributing shareholder, and receive the additional shares that would otherwise have been issued to the non-contributing shareholder.

(b) From non-Shareholders. Only if the Board determines, by unanimous vote of participating Directors, that funds cannot reasonably be obtained from existing shareholders in an amount sufficient to satisfy the needs of the Corporation, the Board may authorize the issuance of additional shares of stock and the sale of such shares of stock in public or private sales on terms that the Board determines to be reasonable and beneficial to the Corporation.

ARTICLE VII

Corporate Obligations, Bank Accounts

7.1 All leases, deeds, mortgages, powers of attorney to transfer stock, notes, checks, drafts, orders and other corporate obligations or instruments, shall be executed by (A) the CEO of the Corporation, or (B) by such other persons as the Board may from time to time designate. No check or other instrument for the payment of money to the Corporation shall be endorsed otherwise than for deposit to the credit of the Corporation. All checks of the Corporation shall be drawn to the order of the payee. Each bank account of the Corporation shall be established and continued only by order of the Board of Directors.

ARTICLE VIII

Indemnification

8.1 *Third-Party Actions.* The Corporation shall indemnify and hold harmless any Director or principal officer of the Corporation who becomes or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) and whether formal or informal, other than an action by or in the right of the Corporation, by reason of the fact that he or she is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, company, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses (including attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendre* or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. A Drector or principal officer of the Corporation who is a party or threatened to be made a party to an action, suit, or proceeding which is covered by this Article, may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction; and he or she shall be entitled to such indemnification from the Corporation as such court may determine pursuant to these By-Laws, the Articles of Incorporation and the Michigan Business Corporation Act (including Section 564c), as the same may be amended from time to time.

8.2 ***Actions in the Right of the Corporation.*** The Corporation shall indemnify a Director or principal officer who was or is a party to or is threatened to be a party to a threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses, including attorneys' fees, and amounts paid in connection with the action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation or its shareholders. However, indemnification shall not be made for a claim, issue, or matter in which the person has been found liable to the Corporation (except to the extent provided below).

A director, officer, employee or agent of the Corporation who is a party or threatened to be made a party to an action, suit or proceeding which is covered by this Article IX, Section 2, may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction; and he or she shall be entitled to such indemnification from the Corporation as such court may determine pursuant to these By-Laws, the Articles of Incorporation and the Michigan Business Corporation Act (including Section 564c), as the same may be amended from time to time.

8.3 ***Mandatory Payments.*** To the extent that a Director or officer or employee or agent of the Corporation has been successful on the merits or otherwise in defense of an action, suit, or proceeding referred to in Sections 1 or 2 of this Article IX, or in defense of a claim, issue, or matter in the action, suit, or proceeding, he or she shall be indemnified against actual and reasonable expenses, including attorneys' fees, incurred by him or her in connection with the action, suit or proceeding and an action or suit or proceeding brought to enforce the mandatory indemnification provided in this Section.

8.4 **_Other Indemnification._** This Article is in addition to the rights of indemnification set forth in the Articles of Incorporation and nothing herein detracts or reduces those rights. The Board is authorized to establish additional indemnification rights in addition to those set forth herein, or to provide additional indemnification for Directors, officers, or employees on a case-by-case basis.

8.5 **_Insurance._** Either (or both) the Board and CEO may procure directors and officers insurance to insure the Corporation and current and former Directors, principal officers, and any other officers or employees as determined by the Board or CEO's discretion, against any costs, expenses and losses relating to each individual's service to the Corporation or at the Corporation's request on terms that the Board or CEO determine to be reasonable.

8.6 All right to indemnification under this Article survive the termination or resignation of any individual from their position with the Corporation. Nothing in this Article may not be revoked or amended with retroactive effect.

ARTICLE IX

Amendments

9.1 These By-Laws and the Articles of Incorporation may only be amended by shareholders at an annual meeting or at a special meeting called by the Board.

Dated _____

Kurt Kramarenko
Board Member of Conceivex Inc.
Board Member of Conceivex II, Inc.

Dated _____

Michael Rosen
Board Member of Conceivex Inc.
Board Member of Conceivex II, Inc.

Dated ___11/1/19___



Harry Cendrowski
Board Member of Conceivex Inc.
Board Member of Conceivex II, Inc.